April 23, 2020

VIA EDGAR

Ms. Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States 12 Month Oil Fund, LP

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

File No. 333-237183

Dear Ms. Block:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States 12 Month Oil Fund, LP hereby respectfully requests that the above-captioned registration statement be ordered effective on April 24, 2020, at 5:00 p.m. ET, or as soon thereafter as practicable.

United States 12 Month Oil Fund, LP

By: United States Commodity Funds LLC,

its General Partner

By: /s/ Daphne G. Frydman

Daphne G. Frydman

General Counsel